Exhibit 99.1

ITURAN’S TO ACQUIRE ROAD TRACK HOLDING S.L -
A TELEMATICS COMPANY OPERATING PRIMARILY IN LATIN AMERICA

Ituran will acquire 81.3% of Road Track Holding S.L for $91.7 million

Following the acquisition, Ituran’s annual revenues run-rate is expected to be close to
 $400 million with a subscriber base of approximately 1.8 million

Management will hold a conference call tomorrow July 25, 2018 to discuss the acquisition

AZOUR, Israel – July 24, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced the acquisition of the majority of the shares of Road Track Holding S.L, a telematics’ company operating primarily in the Latin American region.

Ituran will pay the shareholders of Road Track Holding S.L $91.7 million for 81.3% of the company valuing the company at approximately $113 million. Of this, $75.7 million will be paid in cash, through a debt facility provided by Ituran’s lending bank. An additional $12 million will be paid in Ituran shares. The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track Holding S.L who will remain with Ituran through the end of that period. The final acquisition price may be subject to downward adjustments depending on the full year 2018 performance of the Road Track business. Following three years of joint operations, Ituran will purchase the remainder of Road Track’s shares at a price based on a valuation that will be made at that time. Subject to various approvals and customary closing conditions, the closing is expected during the third quarter of 2018.

Road Track is a fast growing and one of the largest OEM telematics provider in Latin America. Road Track is one of the leading providers in its markets that has successfully launched a factory installed, aftermarket and commercial fleet telematics solutions under an OEM brand for global car manufacturers. Road Track provides its connected car platform to the automotive market with products and services designed for a broad set of customers. For the past five years, it has operated an equally-owned joint venture with Ituran in Brazil and Argentina, called Ituran Road Track, providing telematics services under an OEM agreement with a major global car manufacturer. In addition, it has operations in Colombia, Ecuador and Mexico.

Road Track’s major customers include two global automotive manufacturers as well as car dealers, insurance companies, car financing companies and fleet operators. As of year-end 2017, Road Track had 550,000 subscribers.

In terms of Road Track’s full year 2017 financial highlights (as reported under a non-GAAP IFRS basis ), revenues were $96 million, EBITDA was $21 million and net income was $8.5 million. On a consolidated 2017 pro-forma non-GAAP basis, Ituran including Road Track would have had $366 million in revenue, $98 million in EBITDA and $51 million in net profit and total subscribers at year-end 2017 would have totaled 1.7 million.

Eyal Sheratzky, CEO of Ituran, commented “Part of Ituran’s strategy has always been to acquire a synergistic business with our own to enable us to accelerate our long-term growth and reach. We have considered many acquisitions over the past few years and it has taken a long time to find the right partner. Having worked closely with Road Track for five years in Brazil and Argentina, and following a long due diligence process, we believe that Road Track is the right acquisition for us which will unlock substantial value in a combined company.  Significantly, it will enable us to further penetrate major car manufacturers, will provide Ituran a significant scale in the telematics industry and allow us to provide a broader service offering into new countries. Our expectations are that following the closing, the combined business will have around 1.8 million subscribers with revenues run-rate of close to $400 million, making it a game changer for our Company. We are excited to welcome the management and employees of Road Track to Ituran, and we look forward to accelerating our growth, enhancing shareholder value together.”

Pablo Gomez, CEO of Road Track Holding S.L commented, “We have worked closely with Ituran in Brazil and Argentina for the past few years and we are very impressed with the professionalism and drive we have found. Over the years of cooperation, we have seen strong joint potential for significant value creation by joining forces which has underpinned the acquisition talks.  Furthermore, our already existing ties will ease the process of integration. On behalf of the management and employees of Road Track, we remain highly committed to the success of the joint company, and we are excited to join the Ituran family and together unleash new potential and value in this journey.”

Conference call details
The Company will also be hosting a conference tomorrow, July 25, 2018 to discuss the acquisition. On the call, management will first summarize the details of the transaction and will then be available to answer investor questions. To participate, call one of the following teleconferencing numbers.  Please begin by placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0609
At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Road Track

With 14 years of automotive OEM and aftermarket telematics experience, Road Track is one of the largest OEM telematics provider in Latin America and one of the fastest-growing service providers in the world.

Road Track provides a comprehensive, end-to-end connected car platform to the automotive market with innovative products and services designed for a broad set of customers including automotive manufacturers, car dealers, insurance companies, fleet financing companies and fleet operators. Leveraging 100% OEM certified products, services and operations. Road Track has 1,700 employees worldwide and is the leading OEM telematics provider in the emerging markets that has successfully launched factory installed, aftermarket and commercial fleet telematics solutions under the OEM’s brand.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1 million subscribers using its location-based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,700 employees worldwide, with offices in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft (ituran@gkir.com) GK Investor & Public Relations (US) +1 646 201 9246

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD. (Registrant)

By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: July 24, 2018